Filed by MRC Global Inc.

(Commission File No. 001-35479)

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: MRC Global Inc.

(Commission File No. 001-35479)

MRC Global + DNOW Merger Frequently Asked Questions

As we begin the journey toward merging with DNOW, we understand you may have questions. Below are the responses to many of the frequently asked questions (FAQs) we have received. We are committed to open and timely communications and will update this document as information becomes available.

About DNOW and Strategic Rationale

1.	Q: Who is DNOW?

A: DNOW is a leading global supplier of energy and industrial products, as well as packaged, engineered process and production equipment that is headquartered in Houston, Texas. While MRC Global is stronger in the downstream and gas utility sectors, DNOW is focused on the upstream and midstream sectors of the energy industry and is committed to safety, integrity, and customer delight.

2.	Q: Why are we combining with DNOW? Why now?

A: This is a strategic opportunity to combine with a like-minded company whose strengths complement our own. Together, we will become a stronger, more competitive organization with greater scale and enhanced capabilities across energy and industrial value chains. This partnership can better position us to meet our customers’ needs, deliver long-term value to our stakeholders, and create new opportunities for our people.

3.	Q: How does this affect our customers?

A: Over time, this combination can enable us to provide broader, more integrated solutions and improved support for our customers. For now, it remains business as usual. We have provided guidelines and communication materials to customer-facing teams to ensure outreach is clear and coordinated.

Cultural Fit and Shared Values

4.	Q: How do the cultures of the two companies compare?

A: Both MRC Global and DNOW value safety, ethical business practices, and a customer-first mindset. We are committed to preserving the best of both organizations and fostering a culture rooted in shared values and goals.

5.	Q: Will there be layoffs as a result of bringing our companies together?

A: This merger announcement is only the first step, so it is premature to speculate on what the final organization will look like. While we expect some overlap in positions and responsibilities as with any integration of this nature, no decisions have been made yet. A joint integration planning team will work to provide a thoughtful, transparent transition. We are committed to frequent communication throughout this process.

6.	Q: If I lose my job, what support will I receive?

A: We are still in the early stages of this transition and remain committed to treating everyone with respect, transparency, and care. As decisions are made, we will share updates promptly and clearly. While this change will create growth opportunities for many team members, we recognize there may be impacts in certain areas. Support will be tailored based on your location, as local and national employment laws vary. If your role is affected, you will receive personalized information and guidance from your HR partner to help you navigate the transition

Leadership and Governance

7.	Q: Who will lead the combined company?

A: Upon closing, the combined company will be led by David Cherechinsky, DNOW’s current CEO. David is a respected leader known for his performance and strong customer focus. In the coming weeks, he will share more about his vision for the combined organization.

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8.	Q: What about other members of MRC Global management?

A: Other than the CEO and CFO, who will be DNOW’s Mark Johnson, no final decisions have been made about the executive leadership team. DNOW is committed to business continuity and recognizes the importance of MRC Global’s leadership and talent.

Structure, Operations and Facilities

9.	Q: After the transaction closes, what will the combined company be called? What will happen to the MRC Global brand name?

A: The combined company will operate under the DNOW name. However, DNOW values the strong reputation of MRC Global and plans to retain the MRC Global brand to continue serving our customers.

10.	Q: What are the future plans for the Charleston and LaPorte facilities, as well as our other facilities?

A: It is too early to say; however, there are currently no plans to close the Charleston or LaPorte facilities. Over the coming months, a dedicated integration planning team will work to bring together our companies thoughtfully, and in a way that is as seamless as possible for our team members, customers and other stakeholders. We are committed to transparency and will keep you informed as decisions are made.

11.	Q: Will the ERP implementation continue?

A: Yes, our ERP implementation is proceeding as planned. It remains a top strategic priority for MRC Global and is critical to enhancing operational efficiency and customer service. There are no changes to the timeline or scope.

12.	Q: What will happen to MRCGO?

A: MRCGO is a critical component of our new ERP System. All quotes will be entered into MRCGO before being handed off to the Oracle system. Currently, approximately 68% of customer orders are returned to MRC Global through digital integrations. We anticipate that there might be some opportunity to consolidate E-commerce tools in the future, however, the expectation is that MRCGO will be part of MRC Global’s system architecture for the foreseeable future.

Pay and Benefits

13.	Q: Will my pay be affected during the transition?

A: There are no planned changes to existing compensation structures, including base pay or bonus eligibility, as a result of the merger announcement. Your current compensation arrangements remain in effect. Any future changes or adjustments will be in accordance with contractual obligations and local legislation. Updates will be communicated clearly and as quickly as possible.

14.	Q: What happens to our benefits programs, such as healthcare and retirement plans?

A: For now, all MRC Global benefits, including healthcare, retirement, and other team member programs, remain unchanged. After the transaction closes, a determination will be made about whether MRC Global will continue on its current benefits for a period, or transition to DNOW benefits. Any changes will be made in accordance with contractual obligations and local legislation. DNOW has competitive benefit programs similar to ours.

15.	Q: Will my retirement benefits or 401(k) be impacted?

A: Your existing retirement benefits and 401(k) plans will continue without change during the pre-closing period. Post-closing, any updates or changes will be communicated and will be made in accordance with contractual obligations and local legislation. DNOW has a competitive 401(k) plan similar to ours.

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16.	Q: Will I still receive my current short-term incentive (STI) this year?

A: Yes, if you are eligible under the STI plan and performance metrics are met, you will remain eligible to receive your STI as planned. The STI process will follow existing timelines and criteria until any formal changes are implemented after closing. Any changes will be made in accordance with contractual obligations and local legislation.

Hiring, Promotions, and Personnel Changes

17.	Q: Are hiring efforts on hold because of the merger?

A: No. Until the transaction closes, MRC Global and DNOW remain separate, independent companies. All current hiring efforts and approved requisitions will continue as planned. If any adjustments are needed in the future, they will be communicated clearly and thoughtfully.

18.	Q: Can we still promote team members or make personnel changes?

A: Yes. Business operations, including promotions, transfers, and other personnel decisions, will proceed as usual during the pre-closing period. Managers should continue to recognize and reward performance in line with company policies and business needs.

19.	Q: Should we be cautious about onboarding or hiring new team members?

A: There is no reason to delay onboarding or hiring. New team members should be welcomed and integrated just as they would under normal circumstances. We remain focused on attracting and retaining top talent as we move forward.

20.	Q: Will there be changes to job titles or reporting structures?

A: No changes are planned at this stage. Any updates to structure or roles will be thoughtfully considered as part of the integration planning after closing and will be handled in accordance with local legislation. We are committed to communicating any changes transparently and with advance notice.

Timing and Next Steps

21.	Q: What happens in the interim?

A: Until the transaction closes, currently anticipated to be in Q4 2025, it remains business as usual. MRC Global and DNOW will continue operating as independent companies. Our focus remains on safety leadership, customer delight, our ERP implementation, and strong business results.

22.	Q: When will the transaction be finalized?

A: We currently anticipate the transaction to close in the fourth quarter of 2025, subject to shareholder and regulatory approvals.

Additional Questions and Support

23.	Q: Who can I contact if I have more questions?

A: We are here to support you throughout the transition. If you have questions, please reach out to your manager or HR business partner.

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Forward-Looking Statements

This document includes “forward-looking statements” as defined under the federal securities laws. All statements other than statements of historical fact included or incorporated by reference in this document, including, among other things, statements regarding the proposed business combination transaction between MRC Global Inc. (“MRC Global”) and DNOW Inc. (“DNOW”), future events, plans and anticipated results of operations, business strategies, the anticipated benefits of the proposed transaction, the anticipated impact of the proposed transaction on the combined company’s business and future financial and operating results, the expected amount and timing of synergies from the proposed transaction, the anticipated closing date for the proposed transaction and other aspects of MRC Global’s or DNOW’s operations or operating results are forward-looking statements. Words and phrases such as “ambition,” “anticipate,” “estimate,” “believe,” “budget,” “continue,” “could,” “intend,” “may,” “plan,” “potential,” “predict,” “seek,” “should,” “will,” “would,” “expect,” “objective,” “projection,” “forecast,” “goal,” “guidance,” “outlook,” “effort,” “target,” the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions, or events can be used to identify forward-looking statements. However, the absence of these words does not mean that the statements are not forward-looking. Where, in any forward-looking statement, MRC Global or DNOW expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to be reasonable at the time such forward-looking statement is made. However, these statements are not guarantees of future performance and involve certain risks, uncertainties and other factors beyond MRC Global’s or DNOW’s control. Therefore, actual outcomes and results may differ materially from what is expressed or forecast in the forward-looking statements.

The following important factors and uncertainties, among others, could cause actual results or events to differ materially from those described in forward-looking statements: DNOW’s ability to successfully integrate MRC Global’s businesses and technologies, which may result in the combined company not operating as effectively and efficiently as expected; the risk that the expected benefits and synergies of the proposed transaction may not be fully achieved in a timely manner, or at all; the risk that MRC Global or DNOW will be unable to retain and hire key personnel; the risk associated with each party’s ability to obtain the approval of its stockholders required to consummate the proposed transaction and the timing of the closing of the proposed transaction, including the risk that the conditions to the transaction are not satisfied on a timely basis or at all or the failure of the transaction to close for any other reason or to close on the anticipated terms, including the anticipated tax treatment; the risk that any regulatory approval, consent or authorization that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; the occurrence of any event, change or other circumstance that could give rise to the termination of the proposed transaction; unanticipated difficulties, liabilities or expenditures relating to the transaction; the effect of the announcement, pendency or completion of the proposed transaction on the parties’ business relationships and business operations generally; the effect of the announcement or pendency of the proposed transaction on the parties’ common stock prices and uncertainty as to the long-term value of MRC Global’s or DNOW’s common stock; risks that the proposed transaction disrupts current plans and operations of MRC Global or DNOW and their respective management teams and potential difficulties in hiring or retaining employees as a result of the proposed transaction; rating agency actions and MRC Global’s and DNOW’s ability to access short- and long-term debt markets on a timely and affordable basis; changes in commodity prices, including a prolonged decline in these prices relative to historical or future expected levels; global and regional changes in the demand, supply, prices, differentials or other market conditions affecting oil and gas, including changes resulting from any ongoing military conflict, including the conflicts in Ukraine and the Middle East, and the global response to such conflict, security threats on facilities and infrastructure, or from a public health crisis or from the imposition or lifting of crude oil production quotas or other actions that might be imposed by Organization of Petroleum Exporting Countries and other producing countries and the resulting company or third-party actions in response to such changes; legislative and regulatory initiatives addressing global climate change or other environmental concerns; public health crises, including pandemics and epidemics and any impacts or related company or government policies or actions; investment in and development of competing or alternative energy sources; international monetary conditions and exchange rate fluctuations; changes in international trade relationships or governmental policies, including the imposition of price caps, or the imposition of trade restrictions or tariffs on any materials or products used in the operation of MRC Global’s or DNOW’s business, including any sanctions imposed as a result of any ongoing military conflict, including the conflicts in Ukraine and the Middle East; MRC Global’s or

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DNOW’s ability to collect payments when due; MRC Global’s or DNOW’s ability to complete any dispositions or acquisitions on time, if at all; the possibility that regulatory approvals for any dispositions or acquisitions will not be received on a timely basis, if at all, or that such approvals may require modification to the terms of those transactions or MRC Global’s or DNOW’s remaining businesses; business disruptions following any dispositions or acquisitions, including the diversion of management time and attention; potential liability for remedial actions under existing or future environmental regulations; potential liability resulting from pending or future litigation; the impact of competition and consolidation in the oil and natural gas industry; limited access to capital or insurance or significantly higher cost of capital or insurance related to illiquidity or uncertainty in the domestic or international financial markets or investor sentiment; general domestic and international economic and political conditions or developments, including as a result of any ongoing military conflict, including the conflicts in Ukraine and the Middle East; changes in fiscal regime or tax, environmental and other laws applicable to MRC Global’s or DNOW’s businesses; disruptions resulting from accidents, extraordinary weather events, civil unrest, political events, war, terrorism, cybersecurity threats or information technology failures, constraints or disruptions; and other economic, business, competitive and/or regulatory factors affecting MRC Global’s or DNOW’s businesses generally as set forth in their filings with the SEC. The registration statement on Form S-4 and joint proxy statement/prospectus that will be filed with the SEC will describe additional risks in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 and joint proxy statement/prospectus are considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to MRC Global’s and DNOW’s respective periodic reports and other filings with the SEC, including the risk factors contained in MRC Global’s and DNOW’s most recent Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K. Forward-looking statements represent current expectations and are inherently uncertain and are made only as of the date hereof (or, if applicable, the dates indicated in such statement). Except as required by law, neither MRC Global nor DNOW undertakes or assumes any obligation to update any forward-looking statements, whether as a result of new information or to reflect subsequent events or circumstances or otherwise.

No Offer or Solicitation

This document is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information about the Merger and Where to Find It

In connection with the proposed transaction, DNOW intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of DNOW and MRC Global that also constitutes a prospectus of DNOW common shares to be offered in the proposed transaction. Each of DNOW and MRC Global may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document that DNOW or MRC Global may file with the SEC. The definitive joint proxy statement/prospectus (if and when available) will be mailed to stockholders of DNOW and MRC Global. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain free copies of the registration statement and joint proxy statement/prospectus (if and when available) and other documents containing important information about MRC Global, DNOW and the proposed transaction, once such documents are filed with the SEC through the

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website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by MRC Global will be available free of charge on MRC Global’s website at https://investor.mrcglobal.com/ or by contacting MRC Global’s Investor Relations Department by email at Investor.Relations@mrcglobal.com or by phone at (832) 308-2847. Copies of the documents filed with the SEC by DNOW will be available free of charge on DNOW’s website at https://ir.dnow.com/ or by contacting DNOW’s Investor Relations Department by email at ir@dnow.com or by phone at (281) 823-4006.

Participants in the Solicitation

MRC Global, DNOW and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of MRC Global, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in (i) MRC Global’s proxy statement for its 2025 annual meeting of stockholders, which was filed with the SEC on April 17, 2025, (ii) MRC Global’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, which was filed with the SEC on March 14, 2025 and (iii) to the extent holdings of MRC Global securities by its directors or executive officers have changed since the amounts set forth in MRC Global’s proxy statement for its 2025 annual meeting of stockholders, such changes have been or will be reflected on Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4, or Annual Statement of Changes in Beneficial Ownership of Securities on Form 5, filed with the SEC. Information about the directors and executive officers of DNOW, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in (i) DNOW’s proxy statement for its 2025 annual meeting of stockholders, which was filed with the SEC on April 4, 2025, (ii) DNOW’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, which was filed with the SEC on February 18, 2025 and (iii) to the extent holdings of DNOW securities by its directors or executive officers have changed since the amounts set forth in DNOW’s proxy statement for its 2025 annual meeting of stockholders, such changes have been or will be reflected on Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4 or Annual Statement of Changes in Beneficial Ownership of Securities on Form 5, filed with the SEC.

Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. Copies of the documents filed with the SEC by MRC Global and DNOW will be available free of charge through the website maintained by the SEC at www.sec.gov. Additionally, copies of documents filed with the SEC by MRC Global will be available free of charge on MRC Global’s website at https://investor.mrcglobal.com/ and those filed by DNOW will be available free of charge on DNOW’s website at https://ir.dnow.com/.

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